Shareholder Rebuttal to
Energen Corporation’s

Opposition Statement Regarding Methane Emissions

Name of Registrant:  Miller/Howard Investments, Inc.

Name of Person Relying on Exemption:  Miller/Howard Investments, Inc.

Address of Person Relying on Exemption:  324 Upper Byrdcliffe Road, Woodstock, NY 12498

Proposal on Methane Emissions

This proposal has been filed by Helen Hamada, acting through Miller/Howard Investments, Inc. ("Miller/Howard").  It raises concerns about Energen Corporation’s policies regarding methane emissions from Energen’s oil/gas production as well as its large gas distribution operations.  Miller/Howard is asking the company to review its policies, actions, and plans to measure, disclose, mitigate, and set reduction targets for methane emissions.

Natural gas produces about half the greenhouse gas (GHG) emissions of coal when fully combusted.1  Hence the discussion of natural gas as bridge fuel to a low carbon future.  However, the Environmental Defense Fund estimates that natural gas is no better than coal, on a life-cycle global warming potential (GWP) basis, if the methane leakage rate is above 3.2%.2

Methane emissions in this context include intentional and unintentional methane releases from oil and gas production and transportation.

Intentional methane emissions occur primarily from venting, whereby natural gas is released directly into the atmosphere. Because natural gas is primarily methane, which has a 20-year Global Warming Potential (GWP) 86 times that of carbon dioxide, venting is particularly detrimental to the climate and to air quality due to methane’s role as a smog precursor, as well as its other toxic emissions, including benzene and hydrogen sulfide.3

Unintentional/fugitive methane emission sources include emissions from newly producing well heads as well as leaks in pipes, valves, and fittings from both production equipment and transportation infrastructure. Methane may also be released intentionally by equipment design (for example, from pressure relief valves in pipeline systems).

1 http://www.epa.gov/cleanenergy/energy-and-you/affect/natural-gas.html
2Using “well-to-city” estimates.  http://www.edf.org/methaneleakage
3 http://thinkprogress.org/climate/2013/10/02/2708911/fracking-ipcc-methane/

Numerous studies have attempted to quantify the amount of methane released from the oil and gas industry.  However, due to the scale and complexities associated with tracing methane emission sources, the studies have not been able to estimate a broadly applicable leakage rate for the industry.  Identifying individual sources of methane emissions is challenging because it is released from many natural processes; measurement systems must be able to differentiate between methane emitted from natural and fossil fuel sources.  In addition, satellite monitoring/measurement of methane are not possible.

Energen Corporation’s opposition statement argues that:

The Corporation argues that its methane emissions are disclosed via existing regulatory programs.  The Company states that a report of the type requested in the proposal would be of limited usefulness to shareholders and management and duplicative of past and ongoing Company and regulatory activities.

Our Rebuttal and Rationale for a YES vote follows:

Implementing the Proposal would allow investors to better assess the Company’s exposure to unnecessary economic loss from leaking gas; regulatory risk (i.e. the Company’s ability to respond quickly and economically to a change in policy), and potential environmental liabilities.  Absent increased disclosure, shareholders are unable to effectively assess fugitive methane risk.  A strong program of measurement, mitigation, and disclosure would indicate a reduction in regulatory and legal risk, as well as efficient operations maximizing gas for sale and shareholder value.

Additionally, providing more comprehensive disclosure is in the interest of the Company, as it provides management the opportunity to explain what their various efforts to address methane emissions accomplish overall – anecdotes and qualitative mentions of participation in voluntary government programs are insufficient.

Currently, there is no disclosure of the methodology for how Energen is measuring methane emissions, which can vary tremendously from simple throughput estimates to deploying measurement technologies. It is impossible to determine if current methodologies fall short given the lack of disclosure of how the Company is currently measuring methane emissions.

The Company does not offer quantitative information on its website regarding methane emissions.  On the Corporate Social Responsibility section of its website, Energen provides no detail as to how the company is measuring and mitigating its methane reduction efforts, apart from the referenced participation in the EPA’s Natural Gas STAR program.  It is critical to note that the Natural Gas STAR reports are not publically available.

Methane-related risks are also omitted from Energen’s 2014 10-K filing, ignoring the current academic evidence and public debate.

The Company states that this information would be of limited usefulness to shareholders.  We disagree.  In 2013 nearly 200 institutional investors managing $20 trillion issued a statement calling for better management and disclosure of methane-related risks from oil and gas companies.  Investors managing more than $87 trillion support the CDP’s reporting framework, which solicits information specifically including methane emissions and reduction efforts.  Clearly, investors have an interest in what their companies are doing in this regard.  Last year, 122 companies in the energy sector responded to the CDP questionnaire. To date, Energen has not submitted a response.

We believe that Energen has the responsibility to provide this information to its shareholders in a complete report using quantitative data, including what the Company is currently doing to capture its vented or leaking methane and emissions reduction targets that the Company has going forward.

Conclusion:

Investors have no way to analyze and evaluate the Company’s efforts, without appropriate disclosure.  In order for shareholders to fully evaluate methane risk, we strongly believe the Board of Directors need to prepare a report to shareholders describing how the Company is managing and will manage methane leakage risk.  In order to be useful, the report should include material quantitative metrics and a discussion of measurement methodology and management systems and policies, including reduction targets.

For all the reasons provided above, we strongly urge you to vote FOR this proposal.